UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.2)

Teton Energy Corporation
(Name of Issuer)

Common Stock par value $.001
(Title of Class of Securities)

881628101
(CUSIP Number)

Harris I. Sufian, Esq.

FIRST NEW YORK SECURITIES LLC
90 Park Avenue 5th Floor
New York, New York 10022
212-331-6853
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

     March 5, 2008
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS First New York Securities LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,109,679
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,109,679
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,679
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON BD

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Thomas F. Donino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 242,364
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 242,364
	10	SHARED DISPOSITIVE POWER 968,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,043
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS BATL Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 215,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Lee Higgins I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 141,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 2 to Schedule 13D (the “Amendment”), is being filed by the undersigned to amend and supplement the Statement on Schedule 13D (as amended, the “Statement”) filed by First New York Securities LLC (“FNYS”), BATL Management LP (“BATL”), and Thomas F. Donino (“Mr. Donino” and together, the “Reporting Persons”) on June 6, 2007, with respect to the common stock, par value $0.001 (the “Common Stock”), of Teton Energy Corporation., a Delaware company (the “Company”).  The principal executive offices of the Company are located at 410 17th Street, Suite 1850, Denver, Colorado 80202.

Item 3.    Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since January 30, the amount of funds expended by FNYS and BATL were $999,453 and $74,299 respectively.

Item 5.    Interest in Securities of the Issuer.

The information contained in Item 5 is hereby amended and restated in its entirety.

(a)           As of March 18, 2008, the Reporting Persons beneficially own an aggregate of 1,392,043 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock.1  FNYS beneficially owns 1,109,679 of such shares, representing approximately 6.2% of the Common Stock outstanding, Mr. Donino beneficially owns 1,211,043 of such shares, representing approximately 6.8% of the Common Stock outstanding, BATL beneficially owns 215,000 shares, representing approximately 1.2 % of the Common Stock outstanding and Mr. Higgins beneficially owns 181,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

(b)           Mr. Donino shares dispositive power over 968,679 shares of Common Stock owned by FNYS.  As Managing Partner of BATL, Mr. Donino has sole voting and dispositive power over the 215,000 shares of Common Stock owned by BATL.  By virtue of his control over the Donino Accounts, Mr. Donino has voting and dispositive power over 27,364 shares of Common Stock, which includes 10,700 held in custody for each of his children, Brittany Donino and Alyson Donino.  Mr. Donino disclaims beneficial ownership of the shares of Common Stock owned by FNYS, BATL and the Donino Accounts, except to the extent of his actual economic interest therein.

Mr. Higgins shares dispositive power over 141,000 shares of Common Stock owned by FNYS.  By virtue of his control over the Higgins Account, Mr. Higgins has voting and dispositive power over 40,000 shares of Common Stock.  Mr. Higgins disclaims beneficial ownership of the shares of Common Stock owned by FNYS and the Higgins Account, except to the extent of his actual economic interest therein.

---------------------------------------------------
1 Based on 17,810,534 shares of common stock outstanding on March 10, 2008, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

(c)           Except for the transactions set forth in Schedule I annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.  All such transactions were effected in the open market.

(d)           Not applicable.

(e)           Not applicable.

Item 7.    Material to be Filed as Exhibits.

The information contained in Item 7 of the Statement is hereby amended and supplemented as follows.

A.	Agreement of joint filing, dated March 18, 2008, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 18, 2008

            FIRST NEW YORK SECURITIES L.L.C.

            By: /s/ Harris I. Sufian
           Name: Harris I. Sufian
           Title:   Managing Member

            BATL MANAGEMENT LP

            By: /s/ Thomas F. Donino
           Name: Thomas F. Donino
           Title:   Managing Partner

            /s/ Thomas F. Donino
            Thomas F. Donino

        /s/ Lee Higgins
            Lee Higgins

SCHEDULE I

All transactions reported in this Schedule were effected on the American Stock Exchange and on one or more electronic communication networks (“ECNs”).

This table sets forth information with respect to each purchase of Common Stock which was effectuated by First New York Securities LLC in the last 60 days.

Date	Buy/Sell	Quantity	Price	Net Amount
Account No. 1010149027
12/28/2007	B	5,000	4.75	23,750
1/7/2008	B	800	4.6375	3,710
1/8/2008	B	4,300	4.66	20,038
1/28/2008	B	10,000	4.7271	47,351
1/30/2008	B	10,000	4.8669	48,749
1/30/2008	B	4,500	4.8453333	21,804
2/14/2008	B	14,900	4.75	70,775
2/26/2008	B	2,200	4.85	10,758
3/4/2008	B	15,000	4.82	72,750
3/5/2008	B	91,789	4.9433	453,740.56
3/5/2008	B	30,000	4.9818	149,694
3/5/2008	B	15,000	4.8603	73,354.50
3/5/2008	S	-6,600	5.05	33,276.83
3/6/2008	B	2,400	4.9433333	11,864
3/11/2008	B	12,000	4.933	59,196
3/11/2008	S	-42,000	4.87	203,277.75
3/12/2008	B	1,000	4.897	4,897
3/13/2008	B	12,000	4.9359167	59,231
Account No. 1010177127
1/2/2008	B	2,000	4.76	9,520
1/3/2008	B	8,000	4.81125	38,490
1/7/2008	B	5,000	4.66	23,300
1/23/2008	B	5,000	4.51	22,550
1/28/2008	B	100	4.62	462
3/5/2008	B	12,000	4.8603	58,683.60
3/6/2008	B	900	4.9	4,410
3/7/2008	B	3,600	4.8636111	17,509
3/10/2008	B	1,500	4.8553333	7,283
3/11/2008	B	19,500	4.8553846	94,680
3/13/2008	B	2,900	4.91	14,239
3/14/2008	B	500	4.86	2,430

This table sets forth information with respect to each purchase of Common Stock which was effectuated by Mr. Higgins for the Higgins Accounts in the last 60 days.

Trade Date	Buy Sell Ind	Quantity	Price	Net Amount
3/5/2008	B	15,000	4.9	74,299

Exhibit A
Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:   March 18, 2008

                FIRST NEW YORK SECURITIES L.L.C.

                By: /s/ Harris I. Sufian
               Name: Harris I. Sufian
               Title:   Managing Member

                BATL MANAGEMENT LP

                By: /s/ Thomas F. Donino
               Name: Thomas F. Donino
               Title:   Managing Partner

               /s/ Thomas F. Donino
                Thomas F. Donino

               /s/ Lee Higgins
                Lee Higgins